FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of September 30, 2019.

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the CMF
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2019 and December 31, 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	December
		2019	2018
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,650,317	880,081
Transactions in the course of collection	7	631,110	580,333
Financial assets held-for-trading	8	1,783,121	1,745,366
Cash collateral on securities borrowed and reverse repurchase agreements	9	86,864	97,289
Derivative instruments	10	2,544,156	1,513,947
Loans and advances to banks	11	984,651	1,494,307
Loans to customers, net	12	28,907,977	27,307,223
Financial assets available-for-sale	13	1,332,299	1,043,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	49,169	44,561
Intangible assets	15	54,769	52,061
Property and equipment	16	220,018	215,872
Leased assets	16	153,758	—
Current tax assets	17	802	677
Deferred tax assets	17	316,035	277,922
Other assets	18	732,302	673,380
TOTAL ASSETS		39,447,348	35,926,459

LIABILITIES
Current accounts and other demand deposits	19	10,039,396	9,584,488
Transactions in the course of payment	7	449,454	335,575
Cash collateral on securities lent and repurchase agreements	9	194,372	303,820
Savings accounts and time deposits	20	10,726,131	10,656,174
Derivative instruments	10	2,655,431	1,528,357
Borrowings from financial institutions	21	1,651,038	1,516,759
Debt issued	22	8,803,492	7,475,552
Other financial obligations	23	154,259	118,014
Lease liabilities	16	149,409	—
Current tax liabilities	17	52,228	20,924
Deferred tax liabilities	17	—	—
Provisions	24	599,755	670,119
Other liabilities	25	548,426	412,524
TOTAL LIABILITIES		36,023,391	32,622,306

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,190	617,597
Other comprehensive income		(84,148)	(39,222)
Retained earnings:
Retained earnings from previous years		170,171	17,481
Income for the period		445,863	594,872
Less:
Provision for minimum dividends		(229,953)	(305,409)
Subtotal		3,423,956	3,304,152
Non-controlling interests		1	1
TOTAL EQUITY		3,423,957	3,304,153
TOTAL LIABILITIES AND EQUITY		39,447,348	35,926,459

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine-month ended September 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2019	2018
	Notes	MCh$	MCh$

Interest revenue	28	1,541,402	1,474,192
Interest expense	28	(537,309)	(493,750)
Net interest income		1,004,093	980,442

Income from fees and commissions	29	434,915	376,598
Expenses from fees and commissions	29	(96,669)	(105,578)
Net fees and commission income		338,246	271,020

Net financial operating income	30	91,479	56,578
Foreign exchange transactions, net	31	18,562	27,031
Other operating income	36	32,445	31,996
Total operating revenues		1,484,825	1,367,067

Provisions for loan losses	32	(245,807)	(220,057)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,239,018	1,147,010

Personnel expenses	33	(344,136)	(326,009)
Administrative expenses	34	(248,231)	(242,401)
Depreciation and amortization	35	(51,884)	(27,903)
Impairment	35	(1,023)	(18)
Other operating expenses	37	(29,029)	(31,136)

TOTAL OPERATING EXPENSES		(674,303)	(627,467)

NET OPERATING INCOME		564,715	519,543

Income attributable to associates	14	5,494	6,956
Income before income tax		570,209	526,499

Income tax	17	(124,346)	(93,148)

NET INCOME FOR THE PERIOD		445,863	433,351

Attributable to:
Bank’s Owners	27	445,863	433,350
Non-controlling interests		—	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	4.41	4.29
Diluted net income per share	27	4.41	4.29

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the nine-month ended September 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2019	2018
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		445,863	433,351

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	20,867	(6,359)
Net gains (losses) on derivatives held as cash flow hedges	10	(82,385)	(40,905)
Subtotal Other comprehensive income before income taxes		(61,518)	(47,264)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		16,592	12,759

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(44,926)	(34,505)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(360)	—

Subtotal other comprehensive income before income taxes		(360)	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	97	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(263)	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		400,674	398,846

Attributable to:
Bank’s Owners		400,674	398,845
Non-controlling interests		—	1

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	(1)	(61,173)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(40,905)	11,044	—	—	—	(29,861)	—	(29,861)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(6,359)	—	1,715	—	—	—	(4,644)	—	(4,644)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Income for the period 2018	27	—	—	—	—	—	—	—	433,350	—	433,350	1	433,351
Provision for minimum dividends		—	—	—	—	—	—	—	—	(221,286)	(221,286)	—	(221,286)
Balances as of September 30, 2018		2,418,833	32,053	585,636	(4,508)	(53,456)	15,419	17,481	433,350	(221,286)	3,223,522	1	3,223,523
Defined benefit plans adjustment, net		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	9,962	(2,690)	—	—	—	7,272	—	7,272
Valuation adjustment on available-for-sale instruments		—	—	—	(5,428)	—	1,479	—	—	—	(3,949)	—	(3,949)
Income for the period 2018		—	—	—	—	—	—	—	161,522	—	161,522	—	161,522
Provision for minimum dividends		—	—	—	—	—	—	—	—	(84,123)	(84,123)	—	(84,123)
Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Defined benefit plans adjustment, net		—	(263)	—	—	—	—	—	—	—	(263)	—	(263)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(82,385)	22,244	—	—	—	(60,141)	—	(60,141)
Valuation adjustment on available-for-sale instruments	27	—	—	—	20,867	—	(5,652)	—	—	—	15,215	—	15,215
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Income for the period 2019	27	—	—	—	—	—	—	—	445,863	—	445,863	—	445,863
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(229,953)	(229,953)	—	(229,953)
Balances as of September 30, 2019		2,418,833	31,698	671,492	10,931	(125,879)	30,800	170,171	445,863	(229,953)	3,423,956	1	3,423,957

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2019	2018
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		445,863	433,351
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	51,884	27,903
Impairment	35	1,023	18
Provision for loans and accounts receivable from customers and owed by banks	32	281,028	264,007
Provision of contingent loans	32	1,717	(3,288)
Fair value adjustment of financial assets held-for-trading		(2,021)	(804)
Changes in assets and liabilities by deferred taxes	17	(43,668)	1,005
(Gain) loss attributable to investments in companies with significant influence, net	14	(5,128)	(6,564)
(Gain) loss from sales of assets received in lieu of payment,net	36	(8,054)	(4,774)
(Gain) loss on sales of property and equipment, net	36 – 37	(71)	(3,595)
Charge-offs of assets received in lieu of payment	37	6,734	3,649
Other charges (credits) to income that do not represent cash flows		9,709	(1,308)
Change in the exchange rate of assets and liabilities		(45,525)	(88,733)
Net interest variation, readjustment and accrued fees on assets and liabilities		119,081	99,754

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		509,473	(588,779)
(Increase) decrease in loans to customers		(1,845,877)	(1,769,396)
(Increase) decrease in financial assets held-for-trading, net		335,528	(80,961)
(Increase) decrease in other assets and liabilities		142,012	(44,107)
Increase (decrease) in current account and other demand deposits		454,479	114,880
Increase (decrease) in payables from repurchase agreements and security lending		(111,052)	252,264
Increase (decrease) in savings accounts and time deposits		51,338	923,296
Sale of assets received in lieu of payment or adjudicated		23,222	19,718
Total cash flows from operating activities		371,695	(452,464)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(270,284)	162,800
Payments for lease agreements	16	(21,804)	—
Purchases of property and equipment	16	(30,213)	(21,256)
Sales of property and equipment		73	3,600
Acquisition of intangible assets	15	(12,346)	(17,077)
Acquisition of investments in companies	14	—	(30)
Dividends received from investments in companies		919	803
Total cash flows from investing activities		(333,655)	128,840

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(2,480)	(3,349)
Issuance of bonds	22	2,082,571	1,543,241
Redemption of bonds		(908,198)	(977,193)
Dividends paid	27	(356,311)	(374,079)
Increase (decrease) in borrowings from foreign financial institutions		132,838	20,270
Increase (decrease) in other financial obligations		37,917	(15,085)
Increase (decrease) in other obligations with Central Bank of Chile		—	(1)
Other long-term borrowings		—	15
Payment of other long-term borrowings		(1,376)	(1,912)
Total cash flows from financing activities		984,961	191,907

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		1,023,001	(131,717)

Effect of exchange rate changes		45,525	88,733

Cash and cash equivalents at beginning of period		2,256,375	2,079,398

Cash and cash equivalents at end of period	7	3,324,901	2,036,414

	September	September
	2019	2018
	MCh$	MCh$
Operational Cash flow interest:
Interest received	1,484,238	1,389,278
Interest paid	(361,064)	(309,082)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of interim consolidated financial statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2019 were approved by the Directors on October 24, 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

The Law 21,000 that creates the CMF, in its article 5, empowers it to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
				September	December	September	December	September	December
			Functional	2019	2018	2019	2018	2019	2018
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.	Provision for loan losses (Notes No. 11. No. 12 and No. 32);
2.	Useful life of intangible and property and equipment (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of September 30, there have been no significant changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the nine-month period ended September 30, 2019 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the assets are subject to a financial leasing, the leased assets are no longer recognized as a fixed asset and are recorded in an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(f)	Leases, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease and are recognized monthly on an accrual basis.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the Statement of Financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period, on an accrual basis.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made, except lease payments in the short term and those in which the underlying asset is of low value, which are recognized directly in results.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to the recognition, measurement, presentation and disclosure of lease contracts from the point of view of the lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The Bank and its subsidiaries, for purposes of the initial application, took the option to recognize the cumulative effect on the initial adoption date (January 1, 2019), no restating the comparative information, recording an asset for right of use for an amount equal to the lease liability for an amount of Ch$144,529 million. This amount was determined according to the present value of the remaining lease payments, discounted using the Bank’s incremental financing interest rate.

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

This modification had no impact on the Banco de Chile and its subsidiaries.

IFRS 9 Financial instruments and IAS 28 Investments in associates and joint ventures.

On October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

This modification had no impact for Banco de Chile and its subsidiaries.

Annual improvements to IFRS.

On December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

- IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

This modification had no impact for Banco de Chile and its subsidiaries.

- IFRS 11 Joint Arrangements.

The amendment to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

This modification had no impact for Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

- IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain said asset, as part of the funds it has taken as current loans, from that moment on the interest will not be included as part of the cost of the asset.

This modification had no impact for Banco de Chile and its subsidiaries.

- IAS 19 Employee Benefits.

On February 2018 the IASB issued amendments to IAS 19 “Employee Benefits”. The amendments specify that when a modification, reduction or liquidation of a plan occurs during the annual reporting period, the entity must:

- Determine the current cost of services for the remainder of the period following the modification, reduction or liquidation of the plan, using the actuarial assumptions used to measure the liability (asset) for the defined benefits net, reflecting the benefits offered under the plan and the plan assets after that event.

- Determine the net interest for the rest of the period after the modification, reduction or liquidation of the plan using: the liability (asset), net for defined benefits that reflects the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure the net (asset) liability for defined benefits.

This modification had no impact for Banco de Chile and its subsidiaries.

Accounting standards issued by the CMF.

Circular No. 3,645.

On January 31, 2019, the CMF published this circular, which introduces changes to the Compendium of Accounting Standards in order to apply the criteria defined in IFRS 16.

The main changes are for the valuation for the right to use of assets under lease being applied as a measurement after initial recognition, the cost methodology less accumulated depreciation / amortization and accumulated impairment.

In the statement of financial position are introduced the items “Leased assets” and “lease liabilities”, which also modify the Notes “Fixed assets” and “Leased assets and lease liabilities”.

Additionally, for the purposes of the first application of this standard, banks and their subsidiaries must record any effect due to the first application of this standard in the equity item “Retained earnings from previous periods”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

On May 6, 2019, the CMF issued Circular No. 3,649, which defines the treatment of the lease agreements expressed in UF, establishing that the variation in the UF should be treated as a new measurement, and therefore the readjustments resulting in changes in lease payments must be recognized as a modification of the amount of the obligation and in parallel, the amount of the asset must be adjusted for the right to use leased assets for this purpose.

The application of these amendments was made jointly with the adoption of IFRS 16.

Circular No. 3,638.

On July 6, 2018, the CMF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The methods and risk factors considered are the following:

-	Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the present value of benefits (PVB) of the asset of the operation.
-	Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is enforceable.
-	Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the collateral is considered.

According to the CMF, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

On January 31, 2019, the CMF complemented these instructions with the publication of Circular No. 3,647, with the purpose of recognizing the mitigating effect of the credit risk represented by the transferor’s responsibility in factoring operations, a particular factor is introduced for the component “Loss Given Default” (hereinafter “LGD”) of the standard method for the commercial portfolio of group analysis, for factoring provisions.

The adoption of this standard in July 2019 did not have a material impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of September 30, 2019, are detailed below:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

-	It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

-	Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

-	Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

- IFRS 3 Business Combinations. Definition of a business.

The amendments clarify the definition of business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset.

(a)	clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce outputs;

(b)	eliminate the assessment of whether market participants can substitute missing processes or inputs and continue to produce outputs;

(c)	add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d)	restrict definitions of a business or products by focusing on goods and services provided to clients and eliminate reference to the ability of reducing costs; and

(e)	add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and businesses acquired are not business.

Companies are required to apply the modified definition of a business to acquisitions made from January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

- IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments pretend that entities designate new hedging relationships or discontinue existing hedge accounting.

The date of application of these amendments is from January 1, 2020. Early application is allowed.

The Administration is evaluating the impact of these modifications.

4.	Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of this Consolidated Interim Financial Statements are consistent with those used in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of new regulations in force at 1 January 2019. See Note No. 3 “Recent Accounting Pronouncements”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.	Relevant Events:

(a)	On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board became aware and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

(b)	On January 24, 2019 in the Ordinary Session No. BCH 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3.52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

(c)	On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile, subject to the exceptions agreed upon by the parties.

The aforementioned Agreement includes a payment to the Bank of UF 5,367,057 on the date of the signing of the contracts, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

The subscription of the contracts referred in the Agreement was subject to the condition that the National Economic Prosecutor’s Office approve the execution of all of them, for which purpose the parties have proceeded to notify the operation in accordance with Chapter IV of the Decree Law No. 211.

(d)	On March 14, 2019 in the Ordinary session No. 2,897, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year. For these purposes, the net distributable profit is defined as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year.

(e)	On March 28, 2019 at the Ordinary Shareholder’s Meeting, our shareholders approved the distribution of the dividend No. 207 of $3.52723589646 per share, to be charged to the net distributable income obtained during the fiscal year 2018. Also, the shareholders agreed to withhold of 30% of the distributable net profit for the year 2018.

Additionally, the shareholders approved the definite appointment of Mr. Julio Santiago Figueroa as Director of Banco de Chile, a position which he will hold until the next renewal of the Board of Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

5.	Relevant Events, continued:

(f)	On May 20, 2019, the subsidiary Banchile Corredores de Bolsa S.A. reported that in Ordinary Session held on May 17, 2019, the Board of Banchile Corredores de Bolsa S.A. appointed Mr. Fuad Jorge Muvdi Arenas as titular director.

(g)	On June 4, 2019, Banco de Chile reported that the condition established in of the Strategic Alliance Framework Agreement subscribed by Banco de Chile, its subsidiary Banchile Corredores de Seguros Limitada and the insurance companies Chubb Seguros Chile SA and Chubb Seguros de Vida Chile SA, had been met on January 28, 2019, and in order to comply with said agreement, the following contracts had been signed:

-	Contract of Exclusive Access to Distribution Channels between the Bank and the Companies;
-	Supply, Intermediation and Distribution of Insurance Contracts between Banchile and each of the Companies;
-	Trademark Use Agreement between the Bank and each of the Companies; and
-	Collection Contracts between the Bank and each of the Companies.

(h)	On June 10, 2019, Banco de Chile informed that on that date Mr. Rodrigo Manubens Moltedo submitted his resignation to the position of Deputy Director of Banco de Chile.

(i)	On June 27, 2019, Banco de Chile informed that in ordinary session, the Board of Directors appointed Mrs. Sandra Guazzotti as first substitute director, until the next Ordinary Shareholders’ Meeting, replacing Mr. Rodrigo Manubens Moltedo.

(j)	On July 1, 2019, Banco de Chile reported the deceased of the Director of Banco de Chile, Mr. Gonzalo Menéndez Duque.

(k)	On July 8, 2019, the subsidiary Banchile Administradora General de Fondos S.A. informed that on July 5, 2019 Mr. Nicolás Luksic Puga submitted his resignation to the position of director of the Company.

(l)	On August 8, 2019, Banco de Chile informed that in ordinary session the Board of Directors appointed to Mr. Hernán Büchi Buc as Regular Director of the Board in replacement of Mr. Gonzalo Menéndez Duque until the next Ordinary Shareholders Meeting.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A.
-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2019 and 2018, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended September, 2019 and 2018 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	768,785	718,366	256,314	266,114	(18,389)	(251)	(5,380)	(6,190)	1,001,330	978,039	2,763	2,403	1,004,093	980,442
Net commissions income (loss)	196,014	139,181	37,773	33,597	(2,463)	(2,999)	113,851	110,330	345,175	280,109	(6,929)	(9,089)	338,246	271,020
Other operating income	26,234	31,526	45,723	37,892	32,797	25,526	42,665	25,180	147,419	120,124	(4,933)	(4,519)	142,486	115,605
Total operating revenue	991,033	889,073	339,810	337,603	11,945	22,276	151,136	129,320	1,493,924	1,378,272	(9,099)	(11,205)	1,484,825	1,367,067
Provision for loan losses	(238,280)	(229,042)	(7,411)	8,890	—	—	(116)	95	(245,807)	(220,057)	—	—	(245,807)	(220,057)
Depreciation and amortization	(42,479)	(21,911)	(4,878)	(3,712)	(117)	(69)	(4,410)	(2,211)	(51,884)	(27,903)	—	—	(51,884)	(27,903)
Other operating expenses	(433,979)	(412,870)	(114,233)	(116,493)	(3,705)	(3,565)	(79,601)	(77,841)	(631,518)	(610,769)	9,099	11,205	(622,419)	(599,564)
Income attributable to associates	4,037	5,429	747	989	282	127	428	411	5,494	6,956	—	—	5,494	6,956
Income before income taxes	280,332	230,679	214,035	227,277	8,405	18,769	67,437	49,774	570,209	526,499	—	—	570,209	526,499
Income taxes													(124,346)	(93,148)
Income after income taxes													445,863	433,351

The following table presents assets and liabilities of the periods ended September 30, 2019 and December 31, 2018 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	17,779,053	16,425,068	10,865,353	10,592,117	10,150,838	8,093,850	804,589	925,440	39,599,833	36,036,475	(469,322)	(388,615)	39,130,511	35,647,860
Current and deferred taxes													316,837	278,599
Total assets													39,447,348	35,926,459

Liabilities	10,829,093	10,369,534	10,104,185	9,873,018	14,883,594	11,982,709	623,613	764,736	36,440,485	32,989,997	(469,322)	(388,615)	35,971,163	32,601,382
Current and deferred taxes													52,228	20,924
Total liabilities													36,023,391	32,622,306

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Cash and due from banks:
Cash (*)	822,211	624,862
Deposit in Chilean Central Bank (*)	278,537	121,807
Deposits in other domestic banks	4,704	26,698
Deposits abroad	544,865	106,714
Subtotal - Cash and due from banks	1,650,317	880,081

Net transactions in the course of collection	181,656	244,758
Highly liquid financial instruments (**)	1,432,329	1,058,904
Repurchase agreements (**)	60,599	72,632
Total cash and cash equivalents	3,324,901	2,256,375

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchase contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September	December
	2019	2018
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	177,525	210,743
Funds receivable	453,585	369,590
Subtotal transactions in the course of collection	631,110	580,333

Liabilities
Funds payable	(449,454)	(335,575)
Subtotal transactions in the course of payment	(449,454)	(335,575)
Net transactions in the course of settlement	181,656	244,758

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September	December
	2019	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	40,496	24,906
Central Bank of Chile promissory notes	1,452,306	1,410,080
Other instruments issued by the Chilean Government and Central Bank	47,589	88,486

Other instruments issued in Chile
Bonds from other domestic companies	8,480	7,532
Bonds from domestic banks	14,312	20,186
Deposits in domestic banks	135,986	100,225
Other instruments issued in Chile	2,805	1,664

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	4,446

Mutual fund investments
Funds managed by related companies	81,147	87,841
Funds managed by third-party	—	—
Total	1,783,121	1,745,366

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$6,072 million as of September 30, 2019 (Ch$115,749 million as of December 31, 2018). Repurchase agreements had a 2 day average expiration as of period-end 2019 (2 days in December 2018).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$76,914 as of September 30, 2019 (Ch$34,456 million as of December 31, 2018).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$112,436 million as of September 30, 2019 (Ch$99,268 million as of December 31, 2018). The repurchase agreements have an average expiration of 7 days as of period-end 2019 (10 days in December 2018).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$9,168 million as of September 30, 2019 (Ch$11,397 million as of December 31, 2018), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.	Cash collateral on securities borrowed and reverse repurchase agreements:

(a)	Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of September 30, 2019 and December 31, 2018, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	226	—	—	—	—	—	—	—	—	—	—	—	226	—
Central Bank promissory notes	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other instruments issued by the Chilean Government and Central Bank	4,974	—	—	—	—	—	—	—	—	—	—	—	4,974	—
Subtotal	5,200	742	—	—	—	—	—	—	—	—	—	—	5,200	742
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	25,012	367	—	—	—	—	—	—	—	—	—	—	25,012	367
Deposits in domestic banks	—	2,053	—	—	—	—	—	—	—	—	—	—	—	2,053
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	28,250	70,334	6,984	16,918	21,418	6,875	—	—	—	—	—	—	56,652	94,127
Subtotal	53,262	72,754	6,984	16,918	21,418	6,875	—	—	—	—	—	—	81,664	96,547
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	58,462	73,496	6,984	16,918	21,418	6,875	—	—	—	—	—	—	86,864	97,289

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2019, the fair value of the instruments received amounts to Ch$88,111 million (Ch$95,316 million as of December, 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

9.	Cash collateral on securities lent and repurchase agreements, continued:

(b)	Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of September 30, 2019 and December 31, 2018, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	130,197	—	—	—	—	—	—	—	—	—	—	—	130,197
Central Bank promissory notes	6,078	—	—	—	—	—	—	—	—	—	—	—	6,078	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	6,078	130,197	—	—	—	—	—	—	—	—	—	—	6,078	130,197
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	173,894	162,167	9,417	1,448	45	5,210	—	—	—	—	—	—	183,356	168,825
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	3,202	4,798	—	—	1,736	—	—	—	—	—	—	—	4,938	4,798
Subtotal	177,096	166,965	9,417	1,448	1,781	5,210	—	—	—	—	—	—	188,294	173,623
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	183,174	297,162	9,417	1,448	1,781	5,210	—	—	—	—	—	—	194,372	303,820

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of September 30, 2019 amounts to Ch$192,323 million (Ch$298,708 million in December 2018). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of September 30, 2019 and December 31, 2018, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of September 30,	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	9,709	—	—	9,709	—	2,989
Interest rate swap	—	11,089	—	11,584	3,643	77,056	103,372	41	8,664
Total derivatives held for hedging purposes	—	11,089	—	21,293	3,643	77,056	113,081	41	11,653

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	217,258	32,876	138,688	133,567	678,717	1,201,106	32,480	73,278
Total derivatives held as cash flow hedges	—	217,258	32,876	138,688	133,567	678,717	1,201,106	32,480	73,278

Trading derivatives
Currency forward	9,073,326	7,028,992	15,749,276	3,234,108	65,252	37,162	35,188,116	760,724	565,585
Interest rate swap	2,169,256	5,846,716	17,879,724	17,317,067	6,976,120	10,294,717	60,483,600	1,012,615	1,017,927
Interest rate swap and cross currency swap	234,699	728,660	3,840,288	5,695,579	3,516,545	4,471,970	18,487,741	733,761	984,729
Call currency options	30,194	55,797	72,520	9,424	—	—	167,935	4,486	1,604
Put currency options	29,663	53,910	57,510	7,238	—	—	148,321	49	655
Total trading derivatives	11,537,138	13,714,075	37,599,318	26,263,416	10,557,917	14,803,849	114,475,713	2,511,635	2,570,500

Total	11,537,138	13,942,422	37,632,194	26,423,397	10,695,127	15,559,622	115,789,900	2,544,156	2,655,431

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31,	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,012
Interest rate swap	—	—	10,555	—	16,078	200,321	226,954	1,116	3,152
Total derivatives held for hedging purposes	—	—	10,555	—	27,210	200,321	238,086	1,116	6,164

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818
Total derivatives held as cash flow hedges	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818

Trading derivatives
Currency forward	8,414,296	9,941,108	13,350,051	3,843,703	92,395	35,374	35,676,927	735,444	631,047
Interest rate swap	3,977,068	9,065,335	25,723,239	17,216,272	7,219,269	9,129,644	72,330,827	287,611	284,840
Interest rate swap and cross currency swap	227,185	369,509	1,983,836	4,366,801	3,339,946	3,695,613	13,982,890	450,519	570,033
Call currency options	16,988	71,243	131,175	9,769	—	—	229,175	4,839	2,921
Put currency options	16,141	62,809	103,834	9,769	—	—	192,553	120	1,534
Total trading derivatives	12,651,678	19,510,004	41,292,135	25,446,314	10,651,610	12,860,631	122,412,372	1,478,533	1,490,375

Total	12,651,678	19,652,049	41,516,208	25,583,166	10,841,847	13,542,967	123,787,915	1,513,947	1,528,357

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2019 and December 31, 2018:

	September	December
	2019	2018
	MCh$	MCh$
Hedge element
Commercial loans	9,709	11,132
Corporate bonds	103,372	226,954

Hedge instrument
Cross currency swap	9,709	11,132
Interest rate swap	103,372	226,954

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(620)	—	(718)	(1,338)	(2,677)	(2,675)	(2,677)	(2,675)	(86,441)	(87,097)	(93,133)	(93,785)
Corporate Bond HKD	(4,482)	—	(56,628)	—	(6,861)	(66,378)	(22,661)	(21,601)	(80,883)	(83,608)	(322,824)	(263,206)	(494,339)	(434,793)
Corporate Bond PEN	—	—	—	—	(1,699)	—	(3,398)	—	(2,548)	—	(48,042)	—	(55,687)	—
Corporate Bond CHF	—	—	(130,412)	(89,256)	—	(125,993)	(1,501)	(1,450)	(85,448)	(82,552)	(109,770)	(106,050)	(327,131)	(405,301)
Corporate Bond USD	(775)	—	—	—	(775)	(1,476)	(3,101)	(2,952)	(3,101)	(2,952)	(43,411)	(42,060)	(51,163)	(49,440)
Obligation USD	(209)	(870)	(51,096)	(86)	(624)	(49,401)	(110,337)	(105,622)	—	—	—	—	(162,266)	(155,979)
Corporate Bond JPY	—	—	(866)	(49,362)	(34,642)	(1,072)	(37,147)	(33,487)	(2,722)	(32,882)	(154,119)	(71,830)	(229,496)	(188,633)
Corporate Bond AUD	—	—	—	—	(2,149)	—	(3,889)	—	(2,951)	—	(91,426)	—	(100,415)	—

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	620	—	718	1,338	2,677	2,675	2,677	2,675	86,441	87,097	93,133	93,785
Cross Currency Swap HKD	4,482	—	56,628	—	6,861	66,378	22,661	21,601	80,883	83,608	322,824	263,206	494,339	434,793
Cross Currency Swap PEN	—	—	—	—	1,699	—	3,398	—	2,548	—	48,042	—	55,687	—
Cross Currency Swap CHF	—	—	130,412	89,256	—	125,993	1,501	1,450	85,448	82,552	109,770	106,050	327,131	405,301
Cross Currency Swap USD	775	—	—	—	775	1,476	3,101	2,952	3,101	2,952	43,411	42,060	51,163	49,440
Cross Currency Swap USD	209	870	51,096	86	624	49,401	110,337	105,622	—	—	—	—	162,266	155,979
Cross Currency Swap JPY	—	—	866	49,362	34,642	1,072	37,147	33,487	2,722	32,882	154,119	71,830	229,496	188,633
Cross Currency Swap AUD	—	—	—	—	2,149	—	3,889	—	2,951	—	91,426	—	100,415	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	4,640	—	224,341	144,458	44,566	237,340	178,604	173,263	167,661	195,590	758,875	542,523	1,378,687	1,293,174

Hedge instrument
Outflows:
Cross Currency Swap EUR	(370)	—	(556)	—	(920)	(1,811)	(3,681)	(3,621)	(3,676)	(3,608)	(85,822)	(85,250)	(95,025)	(94,290)
Cross Currency Swap HKD	(3,417)	—	(51,516)	—	(5,445)	(59,667)	(17,751)	(16,835)	(68,392)	(68,362)	(268,981)	(233,286)	(415,502)	(378,150)
Cross Currency Swap PEN	—	—	—	—	(94)	—	(187)	—	(187)	—	(30,934)	—	(31,402)	—
Cross Currency Swap CHF	—	—	(123,783)	(94,211)	(1,901)	(125,325)	(7,610)	(7,482)	(88,055)	(87,164)	(109,126)	(108,488)	(330,475)	(422,670)
Cross Currency Swap USD	(853)	—	(46,662)	—	(853)	(47,797)	(109,245)	(107,893)	(1,267)	(1,243)	(37,216)	(36,888)	(196,096)	(193,821)
Cross Currency Swap JPY	—	—	(1,824)	(50,247)	(35,070)	(2,740)	(39,566)	(37,432)	(5,520)	(35,213)	(161,513)	(78,611)	(243,493)	(204,243)
Cross Currency Swap AUD	—	—	—	—	(283)	—	(564)	—	(564)	—	(65,283)	—	(66,694)	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2019 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$82,385 million (charge to equity of Ch$40,905 million in September 30, 2018). The net effect of taxes charge to equity amounts to Ch$60,141 million (net charge to equity of Ch$29,861 million credit to equity during the period September 2018).

The accumulated balance for this concept as of September 30, 2019 corresponds to a charge in equity amounted to Ch$125,879 million (charge to equity of Ch$43,494 million as of December 31, 2018).

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$27,685 million credit to income during the period 2019 (Ch$32,989 million credit to income during the period September 2018).

(c.5)	As of September 30, 2019 and 2018, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of September 30, 2019 and 2018, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

11.	Loans and advances to Banks:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	September	December
	2019	2018
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	100,000	100,023
Provisions for loans to domestic banks	(36)	(83)
Subtotal	99,964	99,940
Foreign Banks
Interbank loans commercial	313,322	239,797
Credits with third countries	26,745	41,872
Chilean exports trade loans	95,407	12,873
Provisions for loans to foreign banks	(787)	(1,006)
Subtotal	434,687	293,536
Central Bank of Chile
Non-available Central Bank deposits	450,000	1,100,306
Other Central Bank credits	—	525
Subtotal	450,000	1,100,831
Total	984,651	1,494,307

(b)	The changes in provisions of the credits owed by the banks, during the periods 2019 and 2018, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2018	43	540	583
Provisions established	8	552	560
Provisions released	—	—	—
Balance as of September 30, 2018	51	1,092	1,143
Provisions established	32	—	32
Provisions released	—	(86)	(86)
Balance as of December 31, 2018	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(47)	(219)	(266)
Balance as of September 30, 2019	36	787	823

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of September 30, 2019 and December 31, 2018, the portfolio of loans is composed as follows:

	As of September 30, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,450,195	44,138	333,937	11,828,270	(108,864)	(116,597)	(225,461)	11,602,809
Foreign trade loans	1,548,456	7,783	11,844	1,568,083	(38,097)	(3,538)	(41,635)	1,526,448
Current account debtors	300,342	3,699	3,413	307,454	(4,046)	(4,223)	(8,269)	299,185
Factoring transactions	691,705	3,433	1,822	696,960	(11,121)	(1,260)	(12,381)	684,579
Student loans	54,288	—	1,824	56,112	—	(4,069)	(4,069)	52,043
Commercial lease transactions (1)	1,603,668	12,699	27,468	1,643,835	(6,177)	(7,595)	(13,772)	1,630,063
Other loans and accounts receivable	70,972	285	9,805	81,062	(2,402)	(5,112)	(7,514)	73,548
Subtotal	15,719,626	72,037	390,113	16,181,776	(170,707)	(142,394)	(313,101)	15,868,675
Mortgage loans
Letters of credit	15,134	—	1,123	16,257	—	(10)	(10)	16,247
Endorsable mortgage loans	34,023	—	1,075	35,098	—	(25)	(25)	35,073
Other residential lending	8,659,472	—	159,347	8,818,819	—	(26,871)	(26,871)	8,791,948
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,319	—	153	10,472	—	(306)	(306)	10,166
Subtotal	8,718,952	—	161,698	8,880,650	—	(27,212)	(27,212)	8,853,438
Consumer loans
Consumer loans in installments	2,800,115	—	243,244	3,043,359	—	(250,941)	(250,941)	2,792,418
Current account debtors	298,963	—	1,988	300,951	—	(15,190)	(15,190)	285,761
Credit card debtors	1,136,665	—	19,413	1,156,078	—	(48,717)	(48,717)	1,107,361
Consumer lease transactions (1)	37	—	—	37	—	—	—	37
Other loans and accounts receivable	11	—	676	687	—	(400)	(400)	287
Subtotal	4,235,791	—	265,321	4,501,112	—	(315,248)	(315,248)	4,185,864
Total	28,674,369	72,037	817,132	29,563,538	(170,707)	(484,854)	(655,561)	28,907,977

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of September 30, 2019 Ch$779,366 million correspond to finance leases for real estate and Ch$864,506 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,135,653	56,275	298,916	11,490,844	(104,382)	(100,310)	(204,692)	11,286,152
Foreign trade loans	1,290,718	7,619	14,012	1,312,349	(36,984)	(3,449)	(40,433)	1,271,916
Current account debtors	215,228	3,500	3,443	222,171	(3,723)	(9,067)	(12,790)	209,381
Factoring transactions	694,367	3,847	2,517	700,731	(11,289)	(1,901)	(13,190)	687,541
Student loans	50,230	—	1,667	51,897	—	(1,502)	(1,502)	50,395
Commercial lease transactions (1)	1,524,226	23,270	24,092	1,571,588	(5,283)	(3,947)	(9,230)	1,562,358
Other loans and accounts receivable	72,163	382	8,367	80,912	(1,543)	(6,579)	(8,122)	72,790
Subtotal	14,982,585	94,893	353,014	15,430,492	(163,204)	(126,755)	(289,959)	15,140,533
Mortgage loans
Letters of credit	19,820	—	1,552	21,372	—	(5)	(5)	21,367
Endorsable mortgage loans	40,790	—	1,474	42,264	—	(29)	(29)	42,235
Other residential lending	7,816,433	—	157,416	7,973,849	—	(26,245)	(26,245)	7,947,604
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,949	—	268	10,217	—	(167)	(167)	10,050
Subtotal	7,886,998	—	160,710	8,047,708	—	(26,446)	(26,446)	8,021,262
Consumer loans
Consumer loans in installments	2,711,285	—	246,207	2,957,492	—	(231,753)	(231,753)	2,725,739
Current account debtors	310,344	—	2,401	312,745	—	(13,870)	(13,870)	298,875
Credit card debtors	1,145,106	—	19,958	1,165,064	—	(44,579)	(44,579)	1,120,485
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	8	—	804	812	—	(492)	(492)	320
Subtotal	4,166,752	—	269,370	4,436,122	—	(290,694)	(290,694)	4,145,428
Total	27,036,335	94,893	783,094	27,914,322	(163,204)	(443,895)	(607,099)	27,307,223

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2018 Ch$758,772 million correspond to finance leases for real estate and Ch$812,825 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of September 30, 2019 and December 31, 2018, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,788,003	15,075,493	393,773	354,999	16,181,776	15,430,492	(170,707)	(163,204)	(142,394)	(126,755)	(313,101)	(289,959)	15,868,675	15,140,533
Mortgage loans	8,718,952	7,886,998	161,698	160,710	8,880,650	8,047,708	—	—	(27,212)	(26,446)	(27,212)	(26,446)	8,853,438	8,021,262
Consumer loans	4,235,791	4,166,752	265,321	269,370	4,501,112	4,436,122	—	—	(315,248)	(290,694)	(315,248)	(290,694)	4,185,864	4,145,428
Total	28,742,746	27,129,243	820,792	785,079	29,563,538	27,914,322	(170,707)	(163,204)	(484,854)	(443,895)	(655,561)	(607,099)	28,907,977	27,307,223

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the periods 2019 and 2018, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182
Charge-offs	(5,361)	(35,621)	(4,842)	(173,158)	(218,982)
Sales or transfers of credits	(677)	—	—	—	(677)
Allowances established	—	52,839	1,940	219,205	273,984
Allowances released	(10,537)	—	—	—	(10,537)
Balance as of September 30, 2018	159,603	124,515	28,862	288,990	601,970
Charge-offs	(389)	(11,048)	(2,151)	(60,353)	(73,941)
Sales or transfers of credits	(1,467)	—	—	—	(1,467)
Allowances established	5,457	13,288	—	62,057	80,802
Allowances released	—	—	(265)	—	(265)
Balance as of December 31, 2018	163,204	126,755	26,446	290,694	607,099
Charge-offs	(5,795)	(35,268)	(6,261)	(182,959)	(230,283)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	15,847	50,907	7,027	207,513	281,294
Allowances released	—	—	—	—	—
Balance as of September 30, 2019	170,707	142,394	27,212	315,248	655,561

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of September 30, 2019 and December 31, 2018, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d) and (e).

2.	As of September 30, 2019 and December 31, 2018, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	556,757	519,186	(60,885)	(60,216)	495,872	458,970
From 1 to 2 years	401,525	383,164	(44,380)	(44,066)	357,145	339,098
From 2 to 3 years	262,033	255,997	(28,622)	(28,740)	233,411	227,257
From 3 to 4 years	171,736	162,310	(19,149)	(19,471)	152,587	142,839
From 4 to 5 years	109,174	108,453	(13,546)	(13,992)	95,628	94,461
After 5 years	333,144	336,705	(31,064)	(33,666)	302,080	303,039
Total	1,834,369	1,765,815	(197,646)	(200,151)	1,636,723	1,565,664

(*)	The net balance receivable does not include past-due portfolio totaling Ch$7,149 million as of September 30, 2019 (Ch$5,933 million as of December 2018).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended September 30, 2019 the Bank has not acquired portfolio loans.

During the year 2018, the Bank acquired portfolio loans, whose nominal value amounted to Ch$36,919 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2019 and 2018 there have been operations of sale or transfer of of the loan portfolio according to the following:

	As of September 30, 2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

	As of September 30, 2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	9,303	(677)	9,049	423
Sale of written – off loans	—	—	—	—
Total	9,303	(677)	9,049	423

(f)	Securitization of own assets:

During the period 2019 and the year 2018, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.	Investment Securities:

As of September 30, 2019 and December 31, 2018, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2019			December 2018
	Available- for-sale	Held-to- maturity	Total	Available- for-sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	84,661	—	84,661	135,145	—	135,145
Promissory notes issued by the Central Bank of Chile	16,391	—	16,391	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	18,330	—	18,330	29,077	—	29,077

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	120,069	—	120,069	92,491	—	92,491
Bonds from domestic banks	6,872	—	6,872	5,351	—	5,351
Deposits from domestic banks	973,920	—	973,920	559,108	—	559,108
Bonds from other Chilean companies	1,702	—	1,702	6,599	—	6,599
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	90,028	—	90,028	107,125	—	107,125

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	20,326	—	20,326	108,544	—	108,544

Total	1,332,299	—	1,332,299	1,043,440	—	1,043,440

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$6,965 million as of December 2018. The repurchase agreements have an average maturity of 3 days as of December 2018. As of September 30, 2019, there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of September 30, 2019, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$10,931 million (accumulated unrealized losses of Ch$9,936 million in December 2018), recorded as an equity valuation adjustment.

During the period 2019 and 2018, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2019 and 2018 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	September	September
	2019	2018
	MCh$	MCh$

Unrealized (losses) gains	24,344	(4,584)
Realized losses (gains) reclassified to income	(3,477)	(1,775)
Subtotal	20,867	(6,359)
Income tax on other comprehensive income	(5,652)	1,715
Net effect in equity	15,215	(4,644)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$49,169 million as of September 30, 2019 (Ch$44,561 million as of December 31, 2018), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September	December	September	December	September	December	September	September
		2019	2018	2019	2018	2019	2018	2019	2018
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	82,784	69,358	21,653	18,468	3,186	3,527
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	18,966	16,805	4,894	4,557	337	964
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,172	17,978	3,835	3,680	239	484
Redbanc S.A.	Banco de Chile	38.13	38.13	9,127	8,356	3,480	3,219	261	344
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,366	5,592	2,122	1,894	232	208
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,318	11,952	1,519	1,474	38	55
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,775	4,161	1,280	1,129	154	145
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,410	6,106	962	944	31	47
Subtotal Associates				159,918	140,308	39,745	35,365	4,478	5,774

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	11,880	11,398	5,940	5,699	241	436
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,343	2,025	1,171	1,188	409	354
Subtotal Joint Ventures				14,223	13,423	7,111	6,887	650	790

Subtotal				174,141	153,731	46,856	42,252	5,128	6,564

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	308	339
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	48	42
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	10
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					93	89	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,313	2,309	366	392
Total						49,169	44,561	5,494	6,956

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of September 2019 and 2018, are as follows:

	September	September
	2019	2018
	MCh$	MCh$

Initial book value	42,252	35,771
Acquisition of investments in companies	—	30
Participation on income in companies with significant influence and joint control	5,128	6,564
Dividends receivable	—	—
Dividends Minimum	—	136
Dividends received	(553)	(411)
Others	29	(28)
Total	46,856	42,062

(c)	During the period ended as of September 30, 2019 and December 31, 2018 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of September 30, 2019 and December 31, 2018 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	156,502	144,942	(101,733)	(92,881)	54,769	52,061
Total					156,502	144,942	(101,733)	(92,881)	54,769	52,061

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of September 30, 2019 and December 31, 2018 are as follows:

September 2019
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2019	144,942
Acquisition	12,346
Disposals/ write-downs	(316)
Reclassification	(277)
Impairment (*)	(193)
Total	156,502

Accumulated Amortization
Balance as of January 1, 2019	(92,881)
Amortization for the period (*)	(9,430)
Disposals/ write-downs	316
Reclassification	262
Total	(101,733)

Balance as of September 30, 2019	54,769

December 2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,454
Acquisition	23,512
Disposals/ write-downs	(1,024)
Total	144,942

Accumulated Amortization
Balance as of January 1, 2018	(83,409)
Amortization for the year	(10,496)
Disposals/ write-downs	1,024
Total	(92,881)

Balance as of December 31, 2018	52,061

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of September 30, 2019 and December 31, 2018, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	September	December
	2019	2018
	MCh$	MCh$

Software and licenses	7,537	11,806

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of September 30, 2019 and December 31, 2018 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	21	301,306	320,585	(135,534)	(150,099)	165,772	170,486
Equipment	5	5	4	3	205,078	183,220	(160,535)	(148,455)	44,543	34,765
Others	7	7	4	4	54,828	53,500	(45,125)	(42,879)	9,703	10,621
Total					561,212	557,305	(341,194)	(341,433)	220,018	215,872

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of September 30, 2019 and December 31, 2018 are as follows:

	September 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,340)	(37)	—	(25,377)
Additions	6,062	22,509	1,642	30,213
Disposals/write-downs/Sales	(1)	(611)	(301)	(913)
Impairment losses (*) (***)	—	(3)	(13)	(16)
Total	301,306	205,078	54,828	561,212

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,069	37	—	21,106
Depreciation charges of the period (*) (**)	(6,505)	(12,696)	(2,566)	(21,767)
Sales and disposals of the period	1	594	305	900
Transfers	—	(15)	15	—
Total	(135,534)	(160,535)	(45,125)	(341,194)

Balance as of September 30, 2019	165,772	44,543	9,703	220,018

	December 2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Reclassification	—	—	—	—
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/Sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment losses	(287)	(6)	(41)	(334)
Total	320,585	183,220	53,500	557,305

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Total	(150,099)	(148,455)	(42,879)	(341,433)

Balance as of December 31, 2018	170,486	34,765	10,621	215,872

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$269 million (Ch$368 million as of December 31, 2018).
(***)	This amount does not include charge-offs provision of Property and Equipment of Ch$814 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of September 30, 2019, is as follows:

	Gross Balance	Accumulated Depreciation	Net Balance
	September	September	September
Categories	2019	2019	2019
	MCh$	MCh$	MCh$

Buildings	127,698	(13,837)	113,861
Floor space for ATMs	41,621	(6,155)	35,466
Improvements to leased properties	25,835	(21,404)	4,431
Total	195,154	(41,396)	153,758

(d)	The changes of the rights over leased assets as of September 30, 2019, is as follows

	September 2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,609	27,920	—	144,529
Reclassification	—	—	25,856	25,856
Additions	10,893	13,701	197	24,791
Write-downs	—	—	(218)	(218)
Others	196	—	—	196
Total	127,698	41,621	25,835	195,154

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,195)	(21,195)
Depreciation of the period (*)	(13,837)	(6,155)	(426)	(20,418)
Write-downs	—	—	217	217
Total	(13,837)	(6,155)	(21,404)	(41,396)

Balance as of September 30, 2019	113,861	35,466	4,431	153,758

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(e)	The following are the future maturities of the lease liabilities as of September 30, 2019:

	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,712	3,515	15,360	38,423	25,597	39,392	123,999
ATMs	800	1,600	7,143	18,050	7,484	748	35,825
Total	2,512	5,115	22,503	56,473	33,081	40,140	159,824

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the period of obligations under capitalized leases and period flows are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,529
Liabilities for new lease agreements	22,238
Interest expenses	1,889
Payments of capital and interests	(21,804)
Others	2,557
Balances as of September 30, 2019	149,409

(f)	The future cash flows related to short-term lease agreements in effect as of September 30, 2019 correspond to Ch$8,762 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2019 and December 31, 2018, according to the following detail:

	September	December
	2019	2018
	MCh$	MCh$

Income tax	163,821	150,798
Less:
Monthly prepaid taxes	(110,349)	(126,917)
Credit for training expenses	(1,267)	(2,224)
Others	(779)	(1,410)
Total	51,426	20,247

Tax rate	27.0%	27.0%

	September	December
	2019	2018
	MCh$	MCh$

Current tax assets	802	677
Current tax liabilities	(52,228)	(20,924)
Total tax payable	(51,426)	(20,247)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2019 and 2018, broken down as follows:

	September	September
	2019	2018
	MCh$	MCh$
Income tax expense:
Current year tax	186,065	90,988
Tax Previous year	(16,347)	2,574
Subtotal	169,718	93,562
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(43,668)	1,005
Subtotal	(43,668)	1,005
Others	(1,704)	(1,419)
Net charge to income for income taxes	124,346	93,148

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2019 and 2018:

	September 2019		September 2018
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	153,956	27.00	142,155
Additions or deductions	(1.64)	(9,369)	(0.48)	(2,507)
Subordinated debt (*)	—	—	(4.66)	(24,515)
Price-level restatement	(3.59)	(20,483)	(4.20)	(22,108)
Other	0.04	242	0.03	123
Effective rate and income tax expense	21.81	124,346	17.69	93,148

(*)	The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year 2018, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the period 2019 is 21.81% (17.69% in September 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of	Effect on		Balances as of
	December 31, 2018	Income	Equity	September 30, 2019
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	206,197	11,544	—	217,741
Personnel provisions	12,994	(453)	—	12,541
Staff vacations	7,241	59	—	7,300
Accrued interests adjustments from impaired loans	3,232	372	—	3,604
Staff severance indemnities provision	600	(72)	97	625
Provision of credit cards expenses	9,813	(1,277)	—	8,536
Provision of accrued expenses	13,155	(3,942)	—	9,213
Adjustment for valuation of financial assets available-for-sale	2,695	—	(2,695)	—
Leasing	42,988	3,603	—	46,591
Incomes received in advance	—	35,627	—	35,627
Other adjustments	12,392	3,277	—	15,669
Total Debit Differences	311,307	48,738	(2,598)	357,447

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,990	434	—	15,424
Adjustment for valuation of financial assets available-for-sale	—	—	2,957	2,957
Transitory assets	4,359	3,951	—	8,310
Loans accrued to effective rate	1,569	(98)	—	1,471
Advance payment of lump-sum under union contracts	6,699	(2,631)	—	4,068
Other adjustments	5,768	3,414	—	9,182
Total Credit Differences	33,385	5,070	2,957	41,412

Deferred, Net	277,922	43,668	(5,555)	316,035

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2018 and December 31, 2018, are as follows:

	Balance as of December 31,	Effect on		Balance as of September 30,	Effect on		Balance as of December 31,
	2017	Income	Equity	2018	Income	Equity	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	195,192	9,514	—	204,706	1,491	—	206,197
Personnel provisions	12,238	(1,332)	—	10,906	2,088	—	12,994
Staff vacations	6,908	39	—	6,947	294	—	7,241
Accrued interest adjustments from impaired loans	3,414	(148)	—	3,266	(34)	—	3,232
Staff severance indemnities provision	573	(11)	—	562	3	35	600
Provisions of credit card expenses	8,955	753	—	9,708	105	—	9,813
Provisions of accrued expenses	16,358	(1,837)	—	14,521	(1,366)	—	13,155
Adjustment for valuation financial assets available-for-sale	—	—	1,216	1,216	—	1,479	2,695
Leasing	32,549	3,571	—	36,120	6,868	—	42,988
Other adjustments	17,372	1,320	—	18,692	(6,300)	—	12,392
Total debit differences	293,559	11,869	1,216	306,644	3,149	1,514	311,307

Credit differences:
Depreciation of property and equipment and investment properties	14,281	1,096	—	15,377	(387)	—	14,990
Adjustment for valuation financial assets available-for-sale	499	—	(499)	—	—	—	—
Transitory assets	4,331	2,788	—	7,119	(2,760)	—	4,359
Loans accrued to effective rate	1,608	(79)	—	1,529	40	—	1,569
Advance payment of lump-sum under union contracts	—	7,154	526	7,680	(981)	—	6,699
Other adjustments	5,440	1,915	—	7,355	(1,587)	—	5,768
Total credit differences	26,159	12,874	27	39,060	(5,675)	—	33,385

Total Net	267,400	(1,005)	1,189	267,584	8,824	1,514	277,922

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Assets held for leasing (*)	98,620	101,848

Assets received or awarded as payment (**)
Assets awarded at judicial sale	13,052	14,171
Assets received in lieu of payment	1,833	3,623
Provision for assets received in lieu of payment or awarded	(226)	(806)
Subtotal	14,659	16,988

Other Assets
Deposits by derivatives margin	412,381	336,548
Prepaid expenses	42,416	37,394
Recoverable income taxes	32,479	44,665
Other accounts and notes receivable	30,794	29,080
Trading and brokerage (***)	16,515	28,478
Servipag available funds	16,078	13,991
Investment properties	13,279	13,938
Commissions receivable	12,877	12,155
VAT receivable	12,038	15,021
Pending transactions	3,228	2,070
Accounts receivable for sale of assets received in lieu of payment	2,446	4,816
Rental guarantees	1,937	1,895
Assets recovered from leasing for sale	1,015	1,064
Materials and supplies	767	745
Others	20,773	12,684
Subtotal	619,023	554,544
Total	732,302	673,380

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0411% (0.0877% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the three-month period ended as of September 30, 2019 and 2018 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2018	818
Provisions used	(1,952)
Provisions established	2,209
Balance as of September 30, 2018	1,075
Provisions used	(829)
Provisions established	560
Balance as of December 31, 2018	806
Provisions used	(1,670)
Provisions established	1,090
Balance as of September 30, 2019	226

19.	Current accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Current accounts	7,904,256	7,725,465
Other demand deposits	1,428,536	1,143,414
Other deposits and sight accounts	706,604	715,609
Total	10,039,396	9,584,488

20.	Savings accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Time deposits	10,442,945	10,343,922
Term savings accounts	232,958	224,303
Other term balances payable	50,228	87,949
Total	10,726,131	10,656,174

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

(a)	At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Domestic banks
Banco do Brasil	6,200	7,001
Banco Security	—	374
Subtotal domestic banks	6,200	7,375

Foreign banks
Foreign trade financing
Citibank N.A.	262,411	212,329
Sumitomo Mitsui Banking	229,169	196,571
Bank of New York Mellon	218,075	152,828
Wells Fargo Bank	212,833	225,087
The Bank of Nova Scotia	122,267	122,080
Bank of America	112,391	210,279
JP Morgan Chase Bank	102,157	62,557
Standard Chartered Bank	69,519	296
Mizuho Bank Ltd.	66,846	63,651
Zuercher Kantonalbank	58,422	55,621
Toronto Dominion Bank	21,880	84,056
ING Bank	10,587	—
Commerzbank AG	2,515	1,084
Industrial and Commercial Bank of China	2,233	—
Others	125	24
Borrowings and other obligations
Wells Fargo Bank	109,876	104,637
Citibank N.A.	41,403	15,940
Deutsche Bank AG	1,760	161
Standard Chartered Bank	—	1,612
Bank of America	—	486
Others	369	85
Subtotal foreign banks	1,644,838	1,509,384

Chilean Central Bank	—	—

Total	1,651,038	1,516,759

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Mortgage bonds	12,207	16,368
Bonds	7,894,208	6,772,990
Subordinated bonds	897,077	686,194
Total	8,803,492	7,475,552

During the period ended as of September 30, 2019, Banco de Chile issued bonds by an amount of Ch$2,082,571 million, from which corresponds to Current Bonds, Short-Term Bonds and Subordinated Bonds by an amount of Ch$1,211,631 million, Ch$655,583 and Ch$215,357 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
Subtotal UF		1,024,830

BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
Subtotal Others currency		186,801
Total as of September 30, 2019		1,211,631

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.	Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Total as of September 30, 2019		655,583

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of September 30, 2019		215,357

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$1,216,867 million and Ch$940,720 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal others currency		132,441
Total as of December 31, 2018		1,216,867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.	Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bank of America	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

During the year ended December 31, 2018, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

22.	Debt Issued, continued:

During the period of September 30, 2019 and December 31, 2018, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Other Chilean obligations	133,830	95,912
Public sector obligations	20,429	22,102
Total	154,259	118,014

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Provisions for minimum dividends (*)	229,953	305,409
Provisions for personnel benefits and payroll expenses	89,630	92,579
Provisions for contingent loan risks	57,247	55,530
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	9,168	2,881
Other provisions for contingencies	505	468
Total	599,755	670,119

(*)	See Note No. 27 (c).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the periods 2019 and 2018:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	221,286	50,493	—	—	2,805	274,584
Provisions used	(312,907)	(57,147)	—	—	(19,347)	(389,401)
Provisions released	—	—	(3,288)	—	(1,967)	(5,255)
Balances as of September 30, 2018	221,286	79,974	54,743	213,252	6,541	575,796
Provisions established	84,123	22,453	787	—	—	107,363
Provisions used	—	(9,848)	—	—	—	(9,848)
Provisions released	—	—	—	—	(3,192)	(3,192)
Balances as of December 31, 2018	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	229,953	58,645	1,717	—	6,324	296,639
Provisions used	(305,409)	(61,594)	—	—	—	(367,003)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2019	229,953	89,630	57,247	213,252	9,673	599,755

(c)	Provisions for personnel benefits and payroll:

	September	December
	2019	2018
	MCh$	MCh$

Provisions for performance bonuses	35,545	47,797
Staff accrued vacation provision	27,074	26,855
Staff severance indemnities	7,749	7,754
Other personnel benefits provision	19,262	10,173
Total	89,630	92,579

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	September	September
	2019	2018
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,754	7,676
Increase (Decrease) in provision	163	387
Benefit paid	(528)	(391)
Effect of change in actuarial factors	360	—
Total	7,749	7,672

(ii)	Net benefits expenses:

	September	September
	2019	2018
	MCh$	MCh$

(Decrease) Increase in provisions	(30)	57
Interest cost of benefits obligations	193	330
Effect of change in actuarial factors	360	—
Net benefit expenses	523	387

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2019	December 31, 2018
	%	%

Discount rate	2.67	4.25
Salary increase rate	4.42	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the period ended August 31, 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	September	September
	2019	2018
	MCh$	MCh$

Balances as of January 1	47,797	43,372
Net provisions established	25,336	27,581
Provisions used	(37,588)	(35,633)
Total	35,545	35,320

(f)	Changes in staff accrued vacation provision:

	September	September
	2019	2018
	MCh$	MCh$

Balances as of January 1	26,855	25,159
Net provisions established	5,297	5,012
Provisions used	(5,078)	(4,407)
Total	27,074	25,764

(g)	Employee benefits share-based provision:

As of September 30, 2019 and 2018, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of September 30, 2019 and December 31, 2018, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$57,247 million (Ch$55,530 million in December 2018). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2019	2018
	MCh$	MCh$

Accounts and notes payable	206,546	176,826
Income received in advance (*)	139,147	5,743
Dividends payable	1,527	1,079

Other liabilities
Securities unliquidated	86,039	106,071
Documents intermediated (**)	37,240	53,492
Cobranding	31,350	36,081
VAT debit	15,868	13,719
Outstanding transactions	1,506	616
Insurance payments	1,056	992
Others	28,147	17,905
Total	548,426	412,524

(*)	In relation to the Strategic Alliance Framework Agreement disclosed in Note No. letter 5 c), on June 4, 2019, Banco Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income will be recognized over time, when the performance obligation is satisfied.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	September	December
	2019	2018
	MCh$	MCh$
Contingent loans
Guarantees and sureties	262,220	341,676
Confirmed foreign letters of credit	76,464	56,764
Issued letters of credit	371,404	388,396
Bank guarantees	2,202,837	2,232,682
Freely disposition credit lines	7,750,076	7,769,325
Other credit commitments	151,131	46,561

Transactions on behalf of third parties
Documents in collections	186,950	160,367
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,518	27,334
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	89,076	103,319
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,500,680	2,089,079
Securities held in safe custody in other entities	19,530,094	18,624,962
Total	33,127,450	31,840,465

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2019 the Bank maintain provisions for judicial contingencies amounting to Ch$241 million (Ch$204 million as of December 31, 2018), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2019
	2019	2020	2021	2022	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	9	139	93	—	241

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2019 and December 31, 2018 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,978,700, maturing January 10, 2020 (UF 2,977,300, maturing on January 10, 2019 as of December 31, 2018). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 705,800.

As of September 30, 2019 and December 31, 2018 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Chilean Commission for the Financial Market (CMF) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 401,800, with maturity on January 10, 2020.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2019	2018
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	38,090	59,074
Electronic Chilean Securities Exchange, Stock Exchange	8,782	17,223

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	9,262	5,976
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	725	—
Total	56,859	82,273

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee N°9571-2 corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2020.

It also provided a bank guarantee No. 350329-3 in the amount of UF 251,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2020.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2019 the entity maintains two insurance policies with effect from April 15, 2019 to April 14, 2020 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2019	2018
	MCh$	MCh$

Freely disposition credit lines	31,548	29,255
Bank guarantees provision	22,295	22,806
Guarantees and sureties provision	2,796	2,891
Letters of credit provision	553	494
Other credit commitments	55	84
Total	57,247	55,530

(e)	On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second subparagraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second subparagraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to the second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the 11th Civil Court of Santiago against Exempt Resolution N°270 of October 30, 2014 of the SVS requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. On December 10, 2018, the aforementioned Court summoned the parties to hear the sentence.

On January 16, 2019, Banchile Corredores de Bolsa S.A. filed before the Constitutional Court an appeal of inapplicability for unconstitutionality for the purpose of declaring that subsection 1 of article 29 of Decree Law No. 3,538, Organic Law of the Superintendency of Securities and Insurance, prior to its amendment by Law No. 21,000 of February 23, 2017, is inapplicable in this process for violating the rules of the Republic Political Constitution. The hearing of the case took place on September 10, 2019, leaving the case in a state of sentencing. The process followed before the 22nd Civil Court of Santiago is suspended until the resolution of this appeal.

The company has not made provisions because in this judicial proceeding no judgment has been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2019, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2018), with no par value, subscribed and fully paid.

(ii)	Shares:

The following table shows the changes in share from December 31, 2017 to September 30, 2019:

Total
Ordinary Shares

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning – Issue fully paid-in shares	1,572,948,922

Total shares as of September 30, 2018	101,017,081,114

Total shares as of December 31, 2018	101,017,081,114

Total shares as September 30, 2019	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounts to Ch$356,311 million.

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 of Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

In 2019, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit generated during the course of the year, being understood as net distributable profit as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year. This, maintains the criteria adopted at the Extraordinary Shareholders’ Meeting held on March 25, 2010, which agreed the withholding of the equivalent to change in the CPI of the paid-in capital and reserves, which was materialized with a transitory article of the bylaws with effect until the payment of the subordinated obligation made on April 30, 2019.

As indicated above, the retained earnings for the year ended December 31, 2018 in March 2019 amounted to Ch$85,856 million (the retained earnings for the year ended December 31, 2017 in March 2018 amounted to Ch$54,501 million).

The amount of net distributable profit as of September 30, 2019 amounts to Ch$383,255 million (Ch$509,015 million as of December 31, 2018). In accordance with the foregoing, the Bank recorded a provision for minimum dividends under “Provisions” as of September 30 for an amount of Ch$229,953 million (Ch$305,409 million in December 2018), reflecting as a counterpart a capital reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

27.	Equity, continued:

(d)	Earnings per share, continued:

Accordingly, the basic and diluted earnings per share as of September 30, 2019 and 2018 were determined as follows:

	September	September
	2019	2018
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	445,863	433,350
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	4.41	4.29

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	445,863	433,350
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	4.41	4.29

As of September 30, 2019 and 2018, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2019 it was made a charge to equity for Ch$82,385 million (charge to equity of Ch$40,905 million in 2018). The income tax effect presented a credit to equity of Ch$22,244 million (credit of Ch$11,044 million in September 2018).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2019, it was made a credit to equity for Ch$20,867 million (charge of Ch$6,359 million during the year 2018). The deferred tax effect meant a charge to equity of Ch$5,652 million (credit to equity of Ch$1,715 million in September 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	September 2019				September 2018
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	555,809	102,319	6,453	664,581	513,601	109,420	3,461	626,482
Consumer loans	471,344	1,064	7,555	479,963	447,598	1,369	6,336	455,303
Residential mortgage loans	222,642	146,216	3,631	372,489	211,041	154,954	3,731	369,726
Financial investment	28,095	4,628	—	32,723	30,081	9,425	—	39,506
Repurchase agreements	1,939	—	—	1,939	2,108	—	—	2,108
Loans to banks	21,376	—	—	21,376	15,649	—	—	15,649
Other interest and indexation revenue	10,380	1,451	—	11,831	5,927	1,819	—	7,746
Total	1,311,585	255,678	17,639	1,584,902	1,226,005	276,987	13,528	1,516,520

The amount of interest recognized on a received basis for impaired portfolio in the period 2019 amounts to Ch$3,409 million (Ch$3,622 million in September 2018).

(b)	At the each period end, the stock of interest and UF indexation not recognized in income is the following:

	September 2019			September 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,659	1,083	9,742	6,390	985	7,375
Residential mortgage loans	2,209	1,354	3,563	3,006	1,675	4,681
Consumer loans	31	—	31	36	—	36
Total	10,899	2,437	13,336	9,432	2,660	12,092

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	September 2019			September 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	208,868	32,213	241,081	184,766	34,779	219,545
Debt securities issued	157,381	109,028	266,409	146,588	111,306	257,894
Other financial obligations	674	32	706	1,071	94	1,165
Repurchase agreements	5,130	—	5,130	6,399	—	6,399
Obligations with banks	33,287	—	33,287	19,251	1	19,252
Demand deposits	476	7,424	7,900	194	6,171	6,365
Lease liabilities	1,889	—	1,889	—	—	—
Other interest and indexation expenses	38	204	242	32	489	521
Total	407,743	148,901	556,644	358,301	152,840	511,141

(d)	As of September 30, 2019 and 2018, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	September 2019			September 2018
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	249	—	249	4,853	—	4,853
Loss from fair value accounting hedges	(10,638)	—	(10,638)	(1,524)	—	(1,524)
Gain from cash flow accounting hedges	156,526	163,561	320,087	164,339	186,508	350,847
Loss from cash flow accounting hedges	(195,436)	(144,226)	(339,662)	(205,745)	(169,117)	(374,862)
Net gain on hedge items	5,799	—	5,799	(4,251)	—	(4,251)
Total	(43,500)	19,335	(24,165)	(42,328)	17,391	(24,937)

(e)	At each period end, the summary of interest is as follows:

	September	September
	2019	2018
	MCh$	MCh$

Interest revenue	1,584,902	1,516,520
Interest expense	(556,644)	(511,141)

Subtotal interest income	1,028,258	1,005,379

Net gain (loss) from accounting hedges	(24,165)	(24,937)

Total net interest income	1,004,093	980,442

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statements of Income for the period refers to the following items:

	September	September
	2019	2018
	MCh$	MCh$
Commission income
Debit and credit card services	140,528	123,898
Investments in mutual funds and others	75,839	67,869
Collections and payments	42,119	39,143
Use of distribution channel	40,701	15,431
Portfolio management	35,450	34,372
Fees for insurance transactions	28,247	24,456
Guarantees and letters of credit	19,470	18,535
Trading and securities management	16,823	19,449
Brand use agreement	12,102	11,087
Lines of credit and overdrafts	3,551	3,639
Financial advisory services	3,128	4,705
Other commission earned	16,957	14,014
Total commissions income	434,915	376,598

Commission expenses
Credit card transactions	(71,669)	(82,060)
Interbank transactions	(14,635)	(11,787)
Collections and payments	(4,784)	(4,938)
Securities transactions	(4,506)	(6,027)
Sales force	(226)	(159)
Other commission	(849)	(607)
Total commissions expenses	(96,669)	(105,578)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2019	2018
	MCh$	MCh$

Financial assets held-for-trading	65,935	39,782
Trading derivative	19,642	13,903
Sale of available-for-sale instruments	3,431	2,312
Sale of loan portfolios (Note No.12 (e))	2,549	423
Net income on other transactions	(78)	158
Total	91,479	56,578

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2019	2018
	MCh$	MCh$

Gain from accounting hedges	47,260	57,004
Exchange difference, net	3,756	5,584
Indexed foreign currency	(32,454)	(35,557)
Total	18,562	27,031

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2019 and 2018 due to provisions, are summarized as follows:

	Loans and advance to		Loans to customers
	banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(560)	(15,847)	—	—	—	—	—	(15,847)	—	—	(1,879)	(15,847)	(2,439)
- Group provisions	—	—	(50,907)	(52,839)	(7,027)	(1,940)	(207,513)	(219,205)	(265,447)	(273,984)	(3,171)	—	(268,618)	(273,984)
Provisions established, net	—	(560)	(66,754)	(52,839)	(7,027)	(1,940)	(207,513)	(219,205)	(281,294)	(273,984)	(3,171)	(1,879)	(284,465)	(276,423)

Provisions released:
- Individual provisions	266	—	—	10,537	—	—	—	—	—	10,537	1,454	—	1,720	10,537
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	5,167	—	5,167
Provisions realeased, net	266	—	—	10,537	—	—	—	—	—	10,537	1,454	5,167	1,720	15,704

Provision, net	266	(560)	(66,754)	(42,302)	(7,027)	(1,940)	(207,513)	(219,205)	(281,294)	(263,447)	(1,717)	3,288	(282,745)	(260,719)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	8,615	10,095	4,224	3,276	24,099	27,291	36,938	40,662	—	—	36,938	40,662

Provision for loan losses, net	266	(560)	(58,139)	(32,207)	(2,803)	1,336	(183,414)	(191,914)	(244,356)	(222,785)	(1,717)	3,288	(245,807)	(220,057)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Interim Consolidated Statement of Cash Flow is as follows:

	September	September
	2019	2018
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(281,294)	(274,544)
Allowances released of loans to customer and loans and advances to banks	266	10,537
Total allowances of loans to customer and loans and advances to banks	(281,028)	(264,007)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2019 and 2018 are as follows:

	September	September
	2019	2018
	MCh$	MCh$

Remunerations	190,921	182,520
Bonuses and incentives	45,163	46,250
Variable compensation	26,203	26,575
Staff severance indemnities	23,629	14,200
Gratifications	21,032	19,757
Lunch and health benefits	20,564	20,132
Training expenses	2,702	3,051
Other personnel expenses	13,922	13,524
Total	344,136	326,009

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	September	September
	2019	2018
	MCh$	MCh$
General administrative expenses
Information technology and communications	65,610	55,857
Maintenance and repair of property and equipment	32,155	26,248
External advisory services and professional services fees	13,575	11,371
Surveillance and securities transport services	8,648	8,635
Office supplies	7,975	6,355
Expenses for short-term leases and low value (*)	4,631	—
Insurance premiums	4,436	3,843
Energy, heating and other utilities	4,313	4,375
External service of financial information	4,114	3,630
Postal box, mail , postage and home delivery services	4,014	4,006
Legal and notary expenses	2,865	2,905
Representation and travel expenses	2,701	2,789
External service of custody of documentation	2,442	2,246
Other expenses of obligations for lease agreements (*)	2,027	—
Donations	1,851	1,710
Office rental and equipment and ATM (*)	—	26,186
Other general administrative expenses	11,401	13,168
Subtotal	172,758	173,324

Outsource services
Credit pre-evaluation	16,351	14,397
Data processing	7,804	6,369
External technological developments expenses	6,383	6,872
Certification and technology testing	5,109	4,603
Other	2,683	2,687
Subtotal	38,330	34,928

Board expenses
Board of Directors Compensation	1,885	1,862
Other Board expenses	142	244
Subtotal	2,027	2,106

Marketing expenses
Advertising	23,300	20,840
Subtotal	23,300	20,840

Taxes, payroll taxes and contributions
Contribution to the banking regulator	7,665	7,132
Real estate contributions	2,141	2,159
Patents	934	937
Other taxes	1,076	975
Subtotal	11,816	11,203
Total	248,231	242,401

(*)	See Note No. 3 Adoption of IFRS 16 “Leases”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2019 and 2018, are detailed as follows:

	September	September
	2019	2018
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	22,036	20,174
Depreciation of rights over leased assets (Note No. 16 (d))(*)	20,418	—
Amortization of intangibles assets (Note No. 15 (b))	9,430	7,729
Total	51,884	27,903

(*)	See Note No. 3 Adoption of IFRS 16 “Leases”.

(b)	As of September 30, 2019 and 2018 the impairment expenses is composed as follows:

	September	September
	2019	2018
	MCh$	MCh$
Impairment
Impairment of properties and equipment (Note No. 16 (b))	830	18
Impairment of intangible assets (Note No. 15 (b))	193	—
Impairment of rights over leased assets (Note No. 16 (d))	—	—
Total	1,023	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2019	2018
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	8,054	4,774
Other income	22	36
Subtotal	8,076	4,810

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	7,571
Subtotal	—	7,571

Other income
Release and expense recovery	7,674	3,106
Rental income	6,469	6,732
Credit card income	4,005	632
Recovery from correspondent banks	2,098	1,925
Income from sale leased assets	1,024	1,374
Revaluation of prepaid monthly payments	775	624
Fiduciary and trustee commissions	215	228
Gain on sale of property and equipment	71	3,596
Others	2,038	1,398
Subtotal	24,369	19,615

Total	32,445	31,996

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2019	2018
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	6,734	3,649
Provisions for assets received in lieu of payment	1,325	2,656
Expenses to maintain assets received in lieu of payment	894	748
Subtotal	8,953	7,053

Provisions for contingencies
Country risk provisions	6,287	2,805
Other provisions	37	—
Subtotal	6,324	2,805

Other expenses
Leasings operational expenses	3,828	3,000
Write-offs for operating risks	3,299	10,038
Card administration	1,926	2,126
Correspondent banks	1,111	631
Expenses for charge-off leased assets recoveries	362	2,077
Credit life insurance	234	224
Contribution to other organisms	193	195
Civil lawsuits	75	73
Losses on sale of property and equipment	—	1
Others	2,724	2,913
Subtotal	13,752	21,278

Total	29,029	31,136

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

(a)	Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	167,103	221,351	136,664	132,366	12,722	13,183	316,489	366,900
Residential mortgage loans	—	—	—	—	56,319	44,756	56,319	44,756
Consumer loans	—	—	—	—	9,492	10,074	9,492	10,074
Gross loans	167,103	221,351	136,664	132,366	78,533	68,013	382,300	421,730
Allowance for loan losses	(911)	(962)	(262)	(242)	(786)	(379)	(1,959)	(1,583)
Net loans	166,192	220,389	136,402	132,124	77,747	67,634	380,341	420,147

Contingent loans:
Guarantees and sureties	5,360	5,102	8,622	14,963	—	—	13,982	20,065
Letters of credits	1,645	5,310	318	2,776	—	—	1,963	8,086
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	18,131	45,842	35,052	30,122	—	—	53,183	75,964
Freely disposition credit lines	47,809	58,041	4,621	14,674	21,244	19,160	73,674	91,875
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	72,945	114,295	48,613	62,535	21,244	19,160	142,802	195,990
Provision for contingencies loans	(150)	(258)	(45)	(99)	(37)	(30)	(232)	(387)
Contingent loans, net	72,795	114,037	48,568	62,436	21,207	19,130	142,570	195,603

Amount covered by guarantee:
Mortgage	30,410	28,208	55,825	52,108	75,556	69,292	161,791	149,608
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	38,073	47,135	13,115	13,219	4,108	3,694	55,296	64,048
Total collateral	68,483	75,343	68,940	65,327	79,664	72,986	217,087	213,656

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	September	December
	2019	2018
	MCh$	MCh$
Assets
Cash and due from banks	13,606	23,086
Transactions in the course of collection	95,194	35,469
Financial assets held-for-trading	446	205
Derivative instruments	387,109	415,683
Financial assets	12,353	14,690
Other assets	75,815	80,569
Total	584,523	569,702

Liabilities
Demand deposits	212,483	169,607
Transactions in the course of payment	81,086	58,987
Repurchase agreements	391	84,465
Savings accounts and time deposits	341,735	219,322
Derivative instruments	352,764	337,299
Borrowings with banks	303,814	228,269
Lease liabilities	5,299	—
Other liabilities	103,934	115,145
Total	1,401,506	1,213,094

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	September 2019		September 2018
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	14,647	2,655	16,076	5,456
Fees and commissions income	54,532	49,523	51,614	54,317
Net Financial Operating Income
Derivative instruments (**)	73,228	60,097	60,413	14,050
Other financial operations	21	2	—	—
Released or established of provision for credit risk	—	118	—	287
Operating expenses	—	93,081	—	82,034
Other income and expenses	426	23	331	42

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$72,863 million as of September 30, 2019 (net gain of Ch$47,625 million as of September 30, 2018).

(d)	Contracts with related parties:

During the period ended September 30, 2019, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Servipag Ltda.	Development of systems and collection and payment services
Canal 13 S.A.	Advertising service
Redbanc S.A.	ATM configuration services
DCV Registros S.A.	Shareholders’ Meeting Management Service
Asoc. de Bancos e Instituciones Financieras	Membership fee
Sociedad de Fomento Fabril	Cooperation agreement for the operation of the network of inclusive companies
Fundacion Chilena del Pacífico	Sponsorship of SMEs summit and entrepreneurs of Asia-Pacific Economic Cooperation (APEC)
Transbank S.A.	Operation contract Discover and Diners cards
Transbank S.A.	Collection of insurance premiums

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(d)	Contracts with related parties, continued:

Company name	Concept or service description
Nexus S.A.	Credit card operation services
Ionix SPA	Software development services
Combanc S.A.	High value payment services
Centro de Compensación Automatizado S.A.	Electronic transfer services and mandates
Sistemas Oracle de Chile S.A.	Licensing, support and hardware configuration services

(e)	Directors’ expenses and remunerations and payments to key management personnel:

	September	September
	2019	2018
	MCh$	MCh$

Personnel remunerations	3,000	2,947
Short-term benefits	3,037	3,476
Severance pay	432	1,002
Directors’ remunerations and fees (*)	1,885	1,862
Total	8,354	9,287

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$10 million (Ch$9 million in September 2018).

Fees paid to the advisors of the Board of Directors amount to Ch$90 million (Ch$169 million in September 2018) and travel and other related expenses amount to Ch$52 million (Ch$75 million in September 2018).

Composition of key personnel:

	No. of executives
	September	September
	2019	2018
Position
CEO	1	1
CEOs of subsidiaries	5	6
Division Managers	13	12
Directors Bank and subsidiaries	21	21
Total	40	40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Area, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets for identical assets or liabilities. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds	Discounted cash flows model	Prices (internal rates of return)are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted cash flows model

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	35,106	178,692	1,505,285	1,344,780	—	—	1,540,391	1,523,472
Other instruments issued in Chile	2,804	1,663	144,983	107,078	13,796	20,866	161,583	129,607
Instruments issued abroad	—	4,446	—	—	—	—	—	4,446
Mutual fund investments	81,147	87,841	—	—	—	—	81,147	87,841
Subtotal	119,057	272,642	1,650,268	1,451,858	13,796	20,866	1,783,121	1,745,366
Derivative contracts for trading purposes
Forwards	—	—	760,724	735,444	—	—	760,724	735,444
Swaps	—	—	1,746,376	738,130	—	—	1,746,376	738,130
Call Options	—	—	4,486	4,839	—	—	4,486	4,839
Put Options	—	—	49	120	—	—	49	120
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,511,635	1,478,533	—	—	2,511,635	1,478,533
Hedge derivative contracts
Fair value hedge (Swap)	—	—	41	1,116	—	—	41	1,116
Cash flow hedge (Swap)	—	—	32,480	34,298	—	—	32,480	34,298
Subtotal	—	—	32,521	35,414	—	—	32,521	35,414
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	75,096	99,132	44,286	65,090	—	—	119,382	164,222
Other instruments issued in Chile	—	—	1,169,067	747,653	23,524	23,021	1,192,591	770,674
Instruments issued abroad	—	—	20,326	108,544	—	—	20,326	108,544
Subtotal	75,096	99,132	1,233,679	921,287	23,524	23,021	1,332,299	1,043,440
Total	194,153	371,774	5,428,103	3,887,092	37,320	43,887	5,659,576	4,302,753

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	565,585	631,047	—	—	565,585	631,047
Swaps	—	—	2,002,656	854,873	—	—	2,002,656	854,873
Call Options	—	—	1,604	2,921	—	—	1,604	2,921
Put Options	—	—	655	1,534	—	—	655	1,534
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,570,500	1,490,375	—	—	2,570,500	1,490,375
Hedge derivative contracts
Fair value hedge (Swap)	—	—	11,653	6,164	—	—	11,653	6,164
Cash flow hedge (Swap)	—	—	73,278	31,818	—	—	73,278	31,818
Subtotal	—	—	84,931	37,982	—	—	84,931	37,982
Total	—	—	2,655,431	1,528,357	—	—	2,655,431	1,528,357

(1)	As of September 30, 2019, 81% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	As of September 30, 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	124	—	—	(19,441)	12,862	(615)	13,796
Subtotal	20,866	124	—	—	(19,441)	12,862	(615)	13,796

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	940	(158)	—	(1,503)	1,224	—	23,524
Subtotal	23,021	940	(158)	—	(1,503)	1,224	—	23,524

Total	43,887	1,064	(158)	—	(20,944)	14,086	(615)	37,320

	As of December 31, 2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Subtotal	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021

Total	54,277	2,715	(292)	48,740	(56,582)	—	(4,971)	43,887

(1)	Recorded in income under item “Net financial operating income”.

(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2019		As of December 31, 2018
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	13,796	(57)	20,866	(26)
Subtotal	13,796	(57)	20,866	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	23,524	(126)	23,021	(195)
Subtotal	23,524	(126)	23,021	(195)

Total	37,320	(183)	43,887	(221)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,650,317	880,081	1,650,317	880,081
Transactions in the course of collection	631,110	580,333	631,110	580,333
Repurchase agreements and securities lending	86,864	97,289	86,864	97,289
Subtotal	2,368,291	1,557,703	2,368,291	1,557,703
Loans and advances to banks
Domestic banks	99,964	99,940	99,964	99,940
Central Bank of Chile	450,000	1,100,831	450,000	1,100,831
Foreign banks	434,687	293,536	432,865	286,063
Subtotal	984,651	1,494,307	982,829	1,486,834
Loans to customers, net
Commercial loans	15,868,675	15,140,533	15,843,389	14,949,852
Residential mortgage loans	8,853,438	8,021,262	9,780,263	8,451,099
Consumer loans	4,185,864	4,145,428	4,178,619	4,116,261
Subtotal	28,907,977	27,307,223	29,802,271	27,517,212
Total	32,260,919	30,359,233	33,153,391	30,561,749

Liabilities
Current accounts and other demand deposits	10,039,396	9,584,488	10,039,396	9,584,488
Transactions in the course of payment	449,454	335,575	449,454	335,575
Repurchase agreements and securities lending	194,372	303,820	194,372	303,820
Savings accounts and time deposits	10,726,131	10,656,174	10,731,481	10,632,350
Borrowings from banks	1,651,038	1,516,759	1,642,585	1,506,940
Other financial obligations	154,259	118,014	155,882	119,024
Subtotal	23,214,650	22,514,830	23,213,170	22,482,197
Debt Issued
Letters of credit for residential purposes	11,391	15,040	12,430	15,982
Letters of credit for general purposes	816	1,328	890	1,411
Bonds	7,894,208	6,772,990	8,422,627	6,897,317
Subordinate bonds	897,077	686,194	1,046,149	732,611
Subtotal	8,803,492	7,475,552	9,482,096	7,647,321
Total	32,018,142	29,990,382	32,695,266	30,129,518

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2019 and December 31, 2018:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,650,317	880,081	—	—	—	—	1,650,317	880,081
Transactions in the course of collection	631,110	580,333	—	—	—	—	631,110	580,333
Repurchase agreements and security lending	86,864	97,289	—	—	—	—	86,864	97,289
Subtotal	2,368,291	1,557,703	—	—	—	—	2,368,291	1,557,703
Loans and advances to banks
Domestic banks	99,964	99,940	—	—	—	—	99,964	99,940
Central Bank	450,000	1,100,831	—	—	—	—	450,000	1,100,831
Foreign banks	—	—	—	—	432,865	286,063	432,865	286,063
Subtotal	549,964	1,200,771	—	—	432,865	286,063	982,829	1,486,834
Loans to customers, net
Commercial loans	—	—	—	—	15,843,389	14,949,852	15,843,389	14,949,852
Residential mortgage loans	—	—	—	—	9,780,263	8,451,099	9,780,263	8,451,099
Consumer loans	—	—	—	—	4,178,619	4,116,261	4,178,619	4,116,261
Subtotal	—	—	—	—	29,802,271	27,517,212	29,802,271	27,517,212
Total	2,918,255	2,758,474	—	—	30,235,136	27,803,275	33,153,391	30,561,749

Liabilities
Current accounts and other demand deposits	10,039,396	9,584,488	—	—	—	—	10,039,396	9,584,488
Transactions in the course of payment	449,454	335,575	—	—	—	—	449,454	335,575
Repurchase agreements and security lending	194,372	303,820	—	—	—	—	194,372	303,820
Savings accounts and time deposits	—	—	—	—	10,731,481	10,632,350	10,731,481	10,632,350
Borrowings from banks	—	—	—	—	1,642,585	1,506,940	1,642,585	1,506,940
Other financial obligations	—	—	—	—	155,882	119,024	155,882	119,024
Subtotal	10,683,222	10,223,883	—	—	12,529,948	12,258,314	23,213,170	22,482,197
Debt Issued
Letters of credit for residential purposes	—	—	12,430	15,982	—	—	12,430	15,982
Letters of credit for general purposes	—	—	890	1,411	—	—	890	1,411
Bonds	—	—	8,422,627	6,897,317	—	—	8,422,627	6,897,317
Subordinated bonds	—	—	—	—	1,046,149	732,611	1,046,149	732,611
Subtotal	—	—	8,435,947	6,914,710	1,046,149	732,611	9,482,096	7,647,321
Total	10,683,222	10,223,883	8,435,947	6,914,710	13,576,097	12,990,925	32,695,266	30,129,518

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
Cash and deposits in banks	Current accounts and other demand deposits
Transactions in the course of collection	Transactions in the course of payments
Repurchase agreements and security lending	Repurchase agreements and security lending
Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,544,156	1,513,947	(731,393)	(582,210)	(1,207,338)	(424,920)	(27,603)	(30,036)	577,822	476,781

Derivative financial liabilities	2,655,431	1,528,357	(731,393)	(582,210)	(1,207,338)	(424,920)	(403,663)	(233,450)	313,037	287,777

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2019 and December 31, 2018, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	1,650,317	—	—	1,650,317	—	—	—	—	1,650,317
Transactions in the course of collection	631,110	—	—	631,110	—	—	—	—	631,110
Financial Assets held-for-trading	1,783,121	—	—	1,783,121	—	—	—	—	1,783,121
Repurchase agreements and security lending	58,462	6,984	21,418	86,864	—	—	—	—	86,864
Derivative instruments	145,576	231,142	531,034	907,752	490,468	409,432	736,504	1,636,404	2,544,156
Loans and advances to banks (*)	634,950	28,547	306,316	969,813	15,661	—	—	15,661	985,474
Loans to customers (*)	4,183,494	2,449,814	5,460,286	12,093,594	5,585,150	3,160,820	8,723,974	17,469,944	29,563,538
Financial assets available-for-sale	59,018	156,007	787,774	1,002,799	99,143	40,229	190,128	329,500	1,332,299
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	9,146,048	2,872,494	7,106,828	19,125,370	6,190,422	3,610,481	9,650,606	19,451,509	38,576,879

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	880,081	—	—	880,081	—	—	—	—	880,081
Transactions in the course of collection	580,333	—	—	580,333	—	—	—	—	580,333
Financial Assets held-for-trading	1,745,366	—	—	1,745,366	—	—	—	—	1,745,366
Repurchase agreements and security lending	73,496	16,918	6,875	97,289	—	—	—	—	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	—	—	23,441	1,495,396
Loans to customers (*)	3,941,756	2,143,023	4,973,622	11,058,401	5,726,668	3,133,606	7,995,647	16,855,921	27,914,322
Financial assets available-for-sale	38,691	137,420	383,200	559,311	74,940	136,342	272,847	484,129	1,043,440
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	8,679,568	2,615,934	5,874,049	17,169,551	6,099,249	3,484,811	8,516,563	18,100,623	35,270,174

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$655,561 million (Ch$607,099 million in December 2018) for loans to customers and Ch$823 million (Ch$1,089 million in December 2018) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of September 30, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	10,039,396	—	—	10,039,396	—	—	—	—	10,039,396
Transactions in the course of payment	449,454	—	—	449,454	—	—	—	—	449,454
Repurchase agreements and security lending	183,174	9,417	1,781	194,372	—	—	—	—	194,372
Savings accounts and time deposits (**)	5,406,908	2,172,000	2,782,228	10,361,136	131,403	516	118	132,037	10,493,173
Derivative instruments	120,982	201,682	517,055	839,719	514,050	481,819	819,843	1,815,712	2,655,431
Borrowings from financial institutions	215,840	170,324	1,248,967	1,635,131	15,907	—	—	15,907	1,651,038
Debt issued:
Mortgage bonds	1,173	1,546	2,600	5,319	4,348	1,854	686	6,888	12,207
Bonds	483,728	469,893	287,664	1,241,285	1,286,048	1,620,918	3,745,957	6,652,923	7,894,208
Subordinate bonds	9,211	101,573	16,413	127,197	37,889	20,701	711,290	769,880	897,077
Other financial obligations	135,555	3,346	7,048	145,949	6,749	1,561	—	8,310	154,259
Lease liabilities	2,308	4,618	21,055	27,981	52,510	30,961	37,957	121,428	149,409
Total financial liabilities	17,047,729	3,134,399	4,884,811	25,066,939	2,048,904	2,158,330	5,315,851	9,523,085	34,590,024

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	9,584,488	—	—	9,584,488	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	335,575	—	—	—	—	335,575
Repurchase agreements and security lending	237,999	1,448	64,373	303,820	—	—	—	—	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,887	237,039	335,497	719,423	264,438	273,790	270,706	808,934	1,528,357
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	—	—	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Lease liabilities	—	—	—	—	—	—	—	—	—
Total financial liabilities	15,867,792	2,737,652	5,195,648	23,801,092	1,606,192	1,811,859	4,075,293	7,493,344	31,294,436

(**)	Excludes term saving accounts, which amount to Ch$232,958 million (Ch$224,303 million in December 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

41.	Subsequent Events:

As a result of recent events that occurred in the country, the Bank's normal operations were affected at physical channels due to various levels of damages in some of its branches and ATM network, all of which are insured. As of the date of issuance of this financial statement, no significant effects have been identified that could affect the Bank's results.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2019 and the date of issuance of these Interim Consolidated Financial Statements.

/s/ Héctor Hernández G.	/s/ Eduardo Ebensperger O.
Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2019

Banco de Chile

By:	/S/ Eduardo Ebensperger O.
Eduardo Ebensperger O. CEO